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                          SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C. 20549

                                      FORM 10-C

                   REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                             INTERDEALER QUOTATION SYSTEM
                     FILED PURSUANT TO SECTION 13 OR 15(d) OF THE
                   SECURITIES EXCHANGE ACT OF 1934 AND RULE 13a-17
                                AND 15d-17 THEREUNDER

                           Community First Bankshares, Inc.
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                    (Exact name of issuer as specified in charter)

                        520 Main Avenue, Fargo, ND  58124-0001
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                       (Address of principal executive offices)
                                    (701) 298-5600
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                   (Issuer's telephone number, including area code)

               I.CHANGE IN NUMBER OF SHARES OUTSTANDING

    Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.  Title of security: Common Stock, $.01 par value per share
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2.  Number of shares outstanding before the change: 12,026,012
                                                     --------------------------
3.  Number of shares outstanding after the change: 17,198,115
                                                    ---------------------------
4.  Effective date of change: December 18, 1996
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5.  Method of change:

    Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.): Merger
                                                                ---------------
    Give brief description of transaction: The Company acquired Mountain Parks Financial Corp. and issued 5,170,828 shares of its common stock.
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                             II.CHANGE IN NAME OF ISSUER
1.  Name prior to change:
                          -----------------------------------------------------
2.  Name after change:
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3.  Effective date of charter amendment changing name:
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4.  Date of shareholder approval of change, if required:
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Date:         12/26/96               /s/ Mark A. Anderson
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                                   Mark A. Anderson, Executive Vice President
                                     and Chief Financial Officer
                                  (Officer's signature & title)